Exhibit 99.6

Emera Reports 2020 Fourth Quarter and Annual Financial Results; Announces Net-Zero CO2 Vision, Decarbonization Goals

HALIFAX, Nova Scotia -- Today Emera (TSX: EMA) reported 2020 fourth quarter and annual financial results and announced forward looking decarbonization goals and a vision to achieve net-zero carbon emissions.

Highlights

●	Growth in annual adjusted EPS of 3%; growth of 15% when normalized for the impact of asset sales. Annual adjusted earnings for 2020 include a recovery of a $36 million outstanding litigation award.

●	Growth in annual earnings from ongoing regulated operations, less corporate costs, of 13%.

●	Deployed $2.7 billion of capital investment in 2020 to drive rate base growth and advance Emera’s strategy.

●	Long-standing strategy of safely providing cleaner, affordable and reliability energy to our customers has achieved a reduction in CO2 emissions of 39% since 2005.

●	Continuing our progress by establishing clear decarbonization goals and a vision to achieve net-zero carbon emissions by 2050.

“I am pleased with the financial results we delivered in 2020 which reflect the strength and resiliency of our team, portfolio and strategy,” said Scott Balfour, President and CEO of Emera Inc. “Carbon reduction is central to our strategy and has been a key driver of growth and innovation at Emera for over 15 years. We’re continuing our progress by setting clear, achievable goals and a vision to achieve net-zero carbon emissions by 2050.”

Q4 2020 Financial Results

Q4 2020 reported net income was $273 million, or $1.09 per common share, compared with net income of $193 million, or $0.79 per common share, in Q4 2019.

Q4 2020 adjusted net income was $188 million, or $0.75 per common share, compared with $145 million, or $0.60 per common share, in Q4 2019.

Growth in quarterly net income was largely due to the recovery of a $36 million outstanding litigation award, continued growth at Tampa Electric and lower corporate interest costs. The timing of preferred share dividend declarations also decreased earnings by $11 million in Q4 2020 as compared to Q4 2019.

The Canadian dollar exchange rate had no material impact in the quarter as compared to 2019.

Annual 2020 Financial Results

2020 reported net income was $938 million, or $3.78 per common share, compared with net income of $663 million, or $2.76 per common share, in 2019.

2020 adjusted net income was $665 million, or $2.68 per common share, compared with $621 million, or $2.59 per common share, in the 2019 period. When normalized for the operating earnings impact of previously announced and closed asset sales, 2020 and 2019 adjusted net income were $660 million and $554 million or $2.66 and $2.31 per common share, respectively.

Reported earnings for the year ended December 31, 2020 included $309 million of earnings related to the gain on sale of the Emera Maine business, net of tax and transaction costs. In addition, $26 million of after-tax impairment charges were recognized on certain assets in 2020. Reported earnings for the year ended December 31, 2019 included an impairment charge of $34 million due to the 2019 impact of Hurricane Dorian on GBPC.

Growth in annual net income was largely due to the recovery of a $36 million outstanding litigation award, continued growth at Tampa Electric and lower corporate interest costs, partially offset by a Nova Scotia tax rate change resulting in deferred income tax revaluation adjustment and lower earnings contributions from Nova Scotia Power and the Caribbean utilities.

The weakening of the CAD exchange rates increased earnings by $19 million and adjusted earnings by $5 million in 2020 compared to 2019.

Outlook

Emera’s $7.4 billion capital investment plan over the 2021-to-2023 period and the potential for additional capital opportunities of $1.2 billion over the same period, is expected to generate rate base growth of 7.5 per cent to 8.5 per cent through to 2023. The capital investment plan continues to include significant investments across the portfolio in renewable and cleaner generation, infrastructure modernization and customer-focused technologies.

Emera’s capital investment plan is being funded primarily through internally generated cash flows and debt raised at the operating company level. Equity requirements in support of our capital investment plan is expected to be funded through the dividend reinvestment plan, the issuance of preferred equity and the issuance of common equity through our at-the-market program. Maintaining investment-grade credit ratings is a priority of management.

Emera has provided annual dividend growth guidance of four to five per cent through to 2022.

Decarbonization Goals

Building on our decarbonization progress over the past 15 years, Emera is continuing our efforts by establishing clear carbon reduction goals and a vision to achieve net-zero carbon emissions by 2050.

This vision is inspired by Emera’s strong track record, our experienced team, and a clear path to our interim carbon goals. In 2020, we achieved a 39% reduction in CO2 over 2005 levels. With existing technologies and resources and the benefit of supportive regulatory decisions, we plan and expect to achieve the following goals compared to corresponding 2005 levels:

●	A 55% reduction in carbon emissions by 2025.

●	An 80% reduction in coal usage by 2023 and the retirement of our last existing coal unit no later than 2040.

●	At least an 80% reduction in carbon emissions by 2040.

Emera seeks to achieve these goals and realize our net zero vision while staying focused on enhancing reliability, maintaining affordability, adopting emerging technologies and working constructively with policymakers, regulators, partners, investors, and our communities.

Segment Results and Non-US GAAP Reconciliation

For the	Three months ended December 31		Year ended December 31
millions of Canadian dollars (except per share amounts)	2020	2019	2020	2019
Adjusted net income[1,2]
Florida Electric Utility	$101	$80	$501	$419
Canadian Electric Utilities	57	58	221	229
Other Electric Utilities[2]	8	14	33	76
Gas Utilities and Infrastructure	45	51	162	183
Other[2]	(23)	(58)	(252)	(286)
Adjusted net income[1,2]	$188	$145	$665	$621
Gain on sale, net of tax and transaction costs	-	-	309	-
Impairment charges, net of tax	-	(34)	(26)	(34)
After-tax mark-to-market gain (loss)	85	82	(10)	76
Net income attributable to common shareholders	$273	$193	$938	$663

EPS (basic)	$1.09	$0.79	$3.78	$2.76

Adjusted EPS (basic)[1,2]	$0.75	$0.60	$2.68	$2.59

1 See “Non-GAAP Measures” noted below

2 Excludes the effect of mark-to-market adjustments, gain on sale and impairment charges, net of tax

Non-GAAP Measures

Emera uses financial measures that do not have standardized meaning under USGAAP and may not be comparable to similar measures presented by other entities. Emera calculates the non-GAAP measures by adjusting certain GAAP and non-GAAP measures for specific items the Company believes are significant, but not reflective of underlying operations in the period. Refer to the Non-GAAP Financial Measures section of our Management’s Discussion and Analysis (“MD&A”) for further discussion of these items.

Forward Looking Information

This news release contains forward-looking information within the meaning of applicable securities laws. By its nature, forward-looking information requires Emera to make assumptions and is subject to inherent risks and uncertainties. These statements reflect Emera management’s current beliefs and are based on information currently available to Emera management. There is a risk that predictions, forecasts, conclusions and projections that constitute forward-looking information will not prove to be accurate, that Emera’s assumptions may not be correct and that actual results may differ materially from such forward-looking information. Additional detailed information about these assumptions, risks and uncertainties is included in Emera’s securities regulatory filings, including under the heading “Business Risks and Risk Management” in Emera’s annual Management’s Discussion and Analysis, and under the heading “Principal Risks and Uncertainties” in the notes to Emera’s annual and interim financial statements, which can be found on SEDAR at www.sedar.com.

Teleconference Call

The company will be hosting a teleconference today, Tuesday, February 16, 2021, at 9:30 a.m. Atlantic (8:30 a.m. Eastern) to discuss the Q4 2020 financial results.

Analysts and other interested parties in North America are invited to participate by dialing 1-866-521-4909. International parties are invited to participate by dialing 1-647-427-2311. Participants should dial in at least 10 minutes prior to the start of the call. No pass code is required.

A live and archived audio webcast of the teleconference will be available on the Company’s website, www.emera.com. A replay of the teleconference will be available two hours after the conclusion of the call by dialing 1-800-585-8367 and entering pass code 1242559.

About Emera

Emera Inc. is a geographically diverse energy and services company headquartered in Halifax, Nova Scotia, with approximately $31 billion in assets and 2020 revenues of more than $5.5 billion. The company primarily invests in regulated electricity generation and electricity and gas transmission and distribution with a strategic focus on transformation from high carbon to low carbon energy sources. Emera has investments throughout North America, and in four Caribbean countries. Emera’s common and preferred shares are listed on the Toronto Stock Exchange and trade respectively under the symbol EMA, EMA.PR.A, EMA.PR.B, EMA.PR.C, EMA.PR.E, EMA.PR.F and EMA.PR.H. Depositary receipts representing common shares of Emera are listed on the Barbados Stock Exchange under the symbol EMABDR and on The Bahamas International Securities Exchange under the symbol EMAB. Additional Information can be accessed at www.emera.com or at www.sedar.com.

Emera Inc.

Investor Relations

Ken McOnie, VP, Investor Relations and Treasurer

902-428-6945

ken.mconie@emera.com

Erin Power, Manager, Investor Relations

902-428-6760

erin.power@emera.com

Media

902-222-2683

media@emera.com

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